Exhibit 4.21

MJW/2367

25 June 2004

Private & Confidential

A J Duff Esq
The White Cottage
Little Whittenham
Abingdon
OXON OX14 4RA

Dear Andy,

Appointment as Non Executive Director of Wolseley plc

Further to our recent telephone conversations I am delighted to advise you that the Board unanimously support your appointment and I, therefore, set out the terms on which it is agreed that you serve as non-executive director of Wolseley plc (the “Company”).

1	Your appointment on the terms of this letter is effective from 1 July 2004.

2	Your appointment as non executive director will continue, subject as mentioned in this letter, until terminated by you or the Company giving not less than 6 months’ notice in writing. Appointments as non-executive directors usually run for two or three 3 year terms. The board has determined that you are independent within the meaning set out in the Combined Code which came into force on 1 November 2003.

However, your appointment will terminate forthwith if:

2.1	you are disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment; or

2.2	you are not re-appointed as director at the Company’s Annual General Meeting; or

2.3	you are removed as a director by resolution passed at a General Meeting; or

2.4	you cease to be a director by reason of your vacating office pursuant to any provision of the Company’s Articles of Association; or

2.5	you are guilty of conduct which in the reasonable opinion of the Company’s Board of Directors (the “Board”) is likely to bring yourself or the Company into disrepute or otherwise affect prejudicially the interests of the Company or any Wolseley plc Group Company.

3	You will not be entitled to any compensation upon termination of your appointment as a director of the Company howsoever occurring.

4	You will be entitled to a fee for your services as a non-executive director at the rate of £33,000 per annum, such fee to accrue from day to day and to be payable monthly in arrears not later than the last day of each calendar month subject to deduction of tax and national insurance contributions in accordance with the PAYE Regulations. You will not be entitled to participate in any bonus plan or arrangements, executive or employee share scheme, pension plan, private medical health and sickness plan or in any prolonged disability plan.

Your fee will not be reviewed earlier than 31 July 2004.

Registered Office: Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom.
Tel: +44 (0) 118 929 8700   Fax: +44 (0) 118 929 8701   Website: www.wolseley.com

Registration No. 29846 England

5	In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as non-executive director, the Board may agree to pay you special remuneration.

6	In addition, the Company shall reimburse all reasonable out of pocket expenses incurred by you on the business of the Company on the basis prescribed by the Company’s Articles of Association, subject to you providing such receipts or other evidence as the Company may require.

7	Air travel on company business is normally in business class. You will be provided with Travel and Personal Accident Insurance in accordance with the Company’s policy from time to time. You acknowledge that the proceeds of any claim made on the personal accident policy are paid to the Company and that any payment made by the Company from such proceeds is currently discretionary.

8	As non-executive director, you will perform the duties normally attendant on that office including (without limitation) attending periodic Board meetings. You are expected to work with and through the Board; you are not expected to undertake executive duties or to assume executive responsibilities. Overall, I estimate that a time commitment of 1 or 2 days per month (in addition to preparation work) will be required once you have completed the induction programme that we have discussed. By accepting this appointment you have confirmed that you are able to allocate sufficient time to meet the expectations of the role. You are asked to seek the board’s agreement if you wish to accept any additional commitments that might adversely impact on the time that you would be able to devote to Wolseley.

9	On the termination of your appointment, you shall forthwith deliver to the Company all books, documents, papers and other property of or relating to the business of the Company which may then be in your possession or under your power or control and you shall not retain any copies or extracts.

10	During the term of your appointment, you shall not (except with the prior written permission of the Company) be directly or indirectly;

i.	employed or engaged, in any other business or undertaking to the extent that such engagement prevents you carrying out your obligations under the terms of this letter or puts you in a position where your interests conflict or may conflict with those of the Company or a Wolseley Group Company; or

ii.	concerned or interested in any trade or business competing with that carried on by the Company or any of its Group Companies, provided that this shall not prohibit the holding (directly or through nominees) of investments listed on any recognised stock exchange up to a maximum of 3 per cent of the issued shares or other securities of any class of any one company.

11	Both during the term of your appointment and after its termination you will observe the obligations of confidentiality which are attendant on the office of director.

12	It is conceivable that, on occasions, a non-executive director might consider it appropriate to take his own professional advice in the interests of the Company; the Company would, of course, expect to bear the cost of any reasonable fees so incurred.

13	The performance of individual directors and the whole board, as well as its committees, is reviewed annually. Please let me know, if, in the interim, there are any matters which cause you concern about your role.

Registered Office: Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom.
Tel: +44 (0) 118 929 8700   Fax: +44 (0) 118 929 8701   Website: www.wolseley.com

Registration No. 29846 England

I will, of course, discuss with you an appropriate induction programme to fit in with your diary commitments, which will include site visits, meetings with senior and middle management and the auditors. Mark White, our Company Secretary, will forward to you under separate cover the Board timetable for 2004 and 2005, a copy of the Company’s Memorandum and Articles of Association, a Form G288 for signature and a draft announcement for your review. Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

Yours sincerely

By: /s/ John W Whybrow
JOHN W WHYBROW
Chairman

ON COPY LETTER

I agree to the terms set out above.

Signed:	/s/ A Duff

Dated:	June 28, 2004

Registered Office: Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Nr Reading, RG7 4GA, United Kingdom.
Tel: +44 (0) 118 929 8700   Fax: +44 (0) 118 929 8701   Website: www.wolseley.com

Registration No. 29846 England